SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                                   ACCOM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00434 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Katharine A. Martin, Esq.
                          Pillsbury Madison & Sutro LLP
                               2550 Hanover Street
                               Palo Alto, CA 94304
                                 (650) 233-4500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 24, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434-10-8                    13D                   Page 2 of 4 Pages


1.       NAME OF REPORTING PERSON                              Michael Luckwell

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                     PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             / /

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                    United Kingdom

--------------------------------------------------------------------------------

  NUMBER OF      7.       SOLE VOTING POWER                             918,750
   SHARES
 BENEFICIALLY
   OWNED BY      8.       SHARED VOTING POWER
    EACH
  REPORTING
    PERSON       9.       SOLE DISPOSITIVE POWER                        918,750
    WITH

                10.      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                               918,750

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.8%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                            IN

--------------------------------------------------------------------------------

CUSIP No. 00434-10-8                    13D                   Page 3 of 4 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
------    ------------------------------------

          According to the most recently available Form 10-Q of Accom, Inc.,

there are approximately 6,672,000 shares of Common Stock issued and outstanding.

          (a)      Amount beneficially owned:  918,750

                   Percent of class:  13.8%

          (b)      The number of shares as to which Michael Luckwell has:

                   (i)   Sole power to vote or direct the vote: 918,750 shares;

                   (ii)  Shared power to vote or direct the vote:  none;

                   (iii) Sole power to dispose or direct the disposition of:

                         918,750 shares;

                   (iv) Shared power to dispose or direct the disposition of: none.

          (c)      Michael Luckwell has completed the following purchases of the

Issuer's Common Stock through his broker since his most recent filing of

Schedule 13D on September 9, 1998:

       Date of              Number of Shares
      PURCHASE              OF COMMON STOCK           PRICE PER SHARE
      --------              ----------------          ---------------
       9/14/98                   10,000                   $0.425
       9/23/98                   20,000                   $0.410
       9/24/98                   60,000                   $0.425
       9/25/98                   50,000                   $0.425


          (d)      Not applicable.
          (e)      Not applicable.

CUSIP No. 00434-10-8                    13D                   Page 4 of 4 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated as of October 14, 1998.


                                                  /s/ Michael Luckwell
                                            ___________________________________
                                                    Michael Luckwell